Fortuna Updates Reserves and Resources; Silver in Inferred Resources Increases 26%, Gold 36% Year-Over-Year

Vancouver, February 18, 2014-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce updated Mineral Reserve and Mineral Resource estimates as of December 31, 2013 for the Caylloma Mine located in Arequipa, Peru and for the San Jose Mine located in Oaxaca, Mexico.

Highlights of Reserve and Resource Update

•

Combined Proven and Probable Reserves for Caylloma and San Jose are reported at 6.7 Mt containing 36.3 Moz silver and 235.9 koz gold, representing a year-over-year marginal decrease of 5 percent in contained silver ounces and an increase of 7 percent in contained gold ounces

•

Combined Inferred Resources for Caylloma and San Jose increased significantly to 11.6 Mt containing an estimated 59.1 Moz silver and 370.9 koz gold, reflecting year-over-year increases of 26 percent in contained silver ounces and 36 percent in contained gold ounces

Mineral Reserves – Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma, Peru	Proven	766	121	0.38	1.72	2.51	3.0	9.3
	Probable	2,317	141	0.40	1.68	2.49	10.5	30.1
	Proven + Probable	3,083	137	0.40	1.69	2.49	13.5	39.4
San Jose, Mexico	Proven	196	209	2.10	N/A	N/A	1.3	13.2
	Probable	3,409	196	1.67	N/A	N/A	21.5	183.3
	Proven + Probable	3,605	197	1.70	N/A	N/A	22.8	196.5
Total	Proven + Probable	6,688	169	1.10	N/A	N/A	36.3	235.9

Mineral Resources – Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma, Peru	Measured	821	83	0.31	1.37	2.37	2.2	8.2
	Indicated	1,168	72	0.30	0.88	1.86	2.7	11.2
	Measured + Indicated	1,989	76	0.30	1.08	2.07	4.9	19.4
San Jose, Mexico	Measured	29	69	0.57	N/A	N/A	0.1	0.5
	Indicated	808	74	0.64	N/A	N/A	1.9	16.8
	Measured + Indicated	837	74	0.64	N/A	N/A	2.0	17.3
Total	Measured + Indicated	2,826	75	0.40	N/A	N/A	6.8	36.7

Mineral Resources – Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma, Peru	Inferred	6,184	121	0.50	2.11	2.97	24.0	100.2
San Jose, Mexico	Inferred	5,394	202	1.56	N/A	N/A	35.1	270.8
Total	Inferred	11,578	159	1.00	N/A	N/A	59.1	370.9

Notes:

1.

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.

Mineral Resources are exclusive of Mineral Reserves

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

4.

There are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose

5.

Mineral Resources and Mineral Reserves are estimated as of July 4, 2013 for San Jose and as of June 30, 2013 for Caylloma and are reported as of December 31, 2013 taking into account production-related depletion for the period through December 31, 2013

6.

Mineral Reserves for San Jose are estimated using break-even cut-off grades based on assumed metal prices of US$24.00/oz Ag and US$1,400.00/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs for year-end 2013. Mineral Resources are estimated at a Ag Eq cut-off grade of 70 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,391.63/US$25.14) * (89/89))

7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$24.00/oz Ag, US$1,400/oz Au, US$2,100/t Pb and US$1,900/t Zn; metallurgical recovery rates of 82% for Ag, 45% for Au, 93% for Pb and 88% for Zn; and projected operating costs for year-end 2013. Caylloma Mineral Resources are reported based on estimated NSR values using assumed metal prices of US$25.14/oz Ag, US$1,391.63/oz Au, US$2,116/t Pb and US$2,028/t Zn; metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t

8.

Totals may not add due to rounding

9.

N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2013, the San Jose Mine had Proven and Probable Mineral Reserves of 3.6 Mt containing 22.8 Moz of silver and 196.5 koz of gold, in addition to Inferred Resources of 5.4 Mt containing a further 35.1 Moz of silver and 270.8 koz of gold.

Year-over-year, the San Jose Mineral Reserves increased 8 percent in tonnes, 12 percent in contained silver and 16 percent in contained gold after production-related depletion and metal price reductions of 18 percent and 9 percent for silver and gold, respectively, used in the reserve estimation.

The silver grade in reserves increased marginally to 197 g/t and the gold grade increased 7 percent to 1.70 g/t.

The largest gain in reserves for the San Jose Mine is located in the central part of the deposit - identified as the Stockwork zone. As reported in the October 17, 2013 news release, approximately 1.7 Mt of Inferred Resources were upgraded to Measured and Indicated Resources. These materials were subsequently converted to Mineral Reserves partially offset by production-related depletion.

Measured and Indicated Resources exclusive of Mineral Reserves increased year-over-year to approximately 0.8 Mt, relating primarily to a reduction in metal prices used to calculate the breakeven cut-off grade for Mineral Reserves and an improved control of mining losses.

Inferred Resources increased year-over-year by 27 percent in terms of tonnes, 9 percent in silver grade, 39 percent in contained silver ounces and 26 percent in contained gold ounces. The gold grade was essentially unchanged. The year-over-year variation in Inferred Resources is primarily related to the incorporation of the maiden resource from Trinidad North (see Fortuna news release dated October 17, 2013) and reinterpretation of adjacent mineralized structures offset by the upgrading and conversion to Mineral Reserves of stockwork mineralization in the main part of the Trinidad Deposit.

The 2014 Brownfields exploration program at San Jose includes 16,000 meters of exploration drilling to further test the potential for extensions of the high-grade silver-gold mineralization identified at Trinidad North (see Fortuna news release dated January 21, 2014 for fourth quarter 2013 drill results). An extension of the 1300 meter level crosscut is scheduled for completion by the third quarter of 2014 to facilitate exploration over a 500 meter strike interval from the northern limit of existing Inferred Resources.

Caylloma Mine, Peru

As of December 31, 2013, the Caylloma Mine had Proven and Probable Mineral Reserves of 3.1 Mt containing 13.5 Moz of silver and 39.4 koz of gold, in addition to Inferred Resources of 6.2 Mt containing a further 24.0 Moz of silver and 100.2 koz of gold.

As of December 31, 2013, approximately 4,000 m in-fill drilling for upgrading of Inferred Resources was carried out subsequent to the resource and reserve cut-off date of June 30, 2013 and will be reflected in the 2014 end-of-year resources and reserves update.

Year-over-year, the Caylloma Mineral Reserves decreased 28 percent in tonnes and 24 percent in contained silver. The main drivers for the reduction in reserves were production-related depletion, 18 percent reduction of silver price used in the estimation and a 9 percent increase of the weighted average breakeven cut-off value to US$87/t.

The silver grade in reserves increased marginally to 137 g/t, lead grades increased 11 percent to 1.69 % and zinc grades increased 16 percent to 2.49%.

Measured and Indicated Resources exclusive of Mineral Reserves increased year-over-year by approximately 24 percent to 2.0 Mt, relating primarily to the reduction in metal prices and increased operating costs used to calculate the breakeven cut-off value for Mineral Reserves.

Inferred Resources decreased 0.4 Mt or 7 percent to 6.2 Mt primarily related to an increase in the Mineral Resource NSR cut-off from US$30/t to US$50/t, partially offset by exploration of the Nancy vein as well as the addition of maiden resources reported for the Don Luis II and Ramal Piso Carolina veins. Silver grades and contained silver in the Inferred Resource category increased 20 percent and 12 percent, respectively. Gold grades and contained gold in the Inferred Resource increased 87 percent and 71 percent respectively, reflecting the higher gold grades reported for the Ramal Piso Carolina Vein (see Fortuna news release dated May 13, 2013).

The 2014 Brownfields exploration program at Caylloma includes 2,400 meters of exploration drilling to test the potential of the Don Luis I and Cailloma 6 veins for discovery of high-grade silver resources.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman of Fortuna Silver Mines Inc. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Boris Caro, Corporate Technical Services Manager for Fortuna Silver Mines Inc.

E. Chapman and B. Caro are Qualified Persons as defined by the National Instrument 43-101. Mr. Caro is a Registered Member of Australasian Institute of Mining and Metallurgy (Membership No. 305462) and is a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member No. 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

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